Exhibit 99.75

News Release September 4, 2025

Santacruz Silver Completes Full $40 Million Base Purchase Price Payment, Marking Milestone in Bolivian Growth Strategy

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQX: SCZMF) (FSE: 1SZ) (“Santacruz” or the “Company”) is pleased to announce the successful completion of the fourth and fifth payments, including the final installment, totaling US$15 million, to Glencore. This milestone marks the full satisfaction of the US$40 million Acceleration Option and completes the Base Purchase Price for the acquisition of the Company’s Bolivian assets, underscoring a significant step forward in its growth strategy.

This US$15 million installment, reflecting the September 5 and October 31, 2025 payments, together with the previously announced payments made on March 20, May 6, and July 7, 2025, completes the total Base Purchase Price under the Acceleration Option of US$40 million. With this payment, Santacruz has successfully secured US$40 million in savings and reinforced its commitment to financial discipline and long-term value creation.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “We are thrilled to have fully executed this strategic plan, which reflects our disciplined financial approach and commitment to creating long-term value. Completing the final payments to Glencore not only fulfills our obligations under the Acceleration Option but also underscores the strength of our balance sheet and prudent capital management.”

Mr. Préstamo added: “With US$40 million now fully satisfied, we have generated significant savings and are well positioned to advance our growth strategy. We sincerely thank Glencore for their ongoing support and collaborative approach throughout this process.”

Please refer to the Company’s April 4, 2024, October 3, 2024, March 20, 2025, May 6, 2025 and July 7, 2025, news releases for details on the payment structure for the Bolivian assets acquisition.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo Elizondo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the Company’s payment of the Acceleration Option.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks that the Company may not have sufficient funds to exercise the Acceleration Option, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company will that Company will have sufficient funds to exercise the Acceleration Option prior to the end of October, 2025.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.